[Letterhead of Redwood Mortgage]

August 7, 2008

Howard Efron
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2007
File No. 0-27816

Dear Mr. Efron:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 21, 2008, related to the above filings.

Redwood hereby advises the Staff that it did previously perform a timely assessment of its internal control over financial reporting as of December 31, 2007.  For this assessment, Redwood’s management worked with an outside consulting firm that produced a findings report regarding Redwood’s internal control over financial reporting.  Based on this report and its own assessment, Redwood concluded that its internal control over financial reporting was effective as of December 31, 2007.  Redwood and its advisors inadvertently omitted to include in Redwood’s Form 10-K the disclosure regarding this assessment that is required by Item 308T of Regulation S-K.  Redwood will file an amendment to its Form 10-K for the year ended December 31, 2007 to contain the disclosure that is set forth in Exhibit A to this letter and that includes the Item 308T disclosures.  We will also file revised certifications, as set forth in Exhibit B to this letter.

As requested by the Staff’s letter, Redwood has considered whether the omission of the internal control disclosure impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year.  Rule 13a-15(e) defines disclosure controls and procedures as follows:

“(e)           For purposes of this section, the term disclosure and controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78A et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Further, in the SEC release in which the Section 404 rule was adopted, the SEC stated the following regarding disclosure controls and procedures:

“In disclosures required under current Item 307 of Regulations S-K and S-B, Item 15 of Form 20-F and General Instruction B(6) to Form 40-F, some companies have indicated that disclosure controls and procedures are designed only to provide “reasonable assurance” that the controls and procedures will meet their objectives.  In reviewing those disclosures, the Commission staff generally has not objected to that type of disclosure.  The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level.  Other companies have included disclosure that there is “no assurance” that the disclosure controls and procedures will operate effectively under all circumstances.  In these instances, the staff has requested companies to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level.”  (Securities Act Release No. 8238 (June 5, 2003) at section II.F.4)

In Redwood’s situation, there was no issue regarding the accumulation or communication of information.  Redwood’s management, which reviews and drafts portions of the Form 10-K, was certainly aware of the performance of management’s internal control assessment.  There was also no issue of the timeliness of such accumulation and communication.  Drafts of the Form10-K were timely provided to Redwood’s outside advisors:  its independent registered public accounting firm and its outside counsel.  Redwood and its outside advisors simply inadvertently overlooked a new disclosure regulation.

Redwood believes that its disclosure controls and procedures provide reasonable assurance, but not absolute assurance, that the controls and procedures meet their objectives.  Accordingly, Redwood’s management continues to conclude that Redwood’s disclosure controls and procedures were effective as of the end of the fiscal year.

Redwood hereby acknowledges that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding this response, we suggest that you call our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 376-3028.

Sincerely,

/s/  Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer of General Partners of Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978

Exhibit A

Item 9a(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The partnership carried out an evaluation, under the supervision and with the participation of the general partners of the effectiveness of the design and operation of the partnership’s disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended.  Based upon that evaluation, the general partners concluded the partnership’s disclosure controls and procedures were effective in timely alerting the general partners to material information related to the Partnership that is required to be included in our periodic filings with the Securities and Exchange Commission.

General Partner's Report on Internal Control Over Financial Reporting.

The general partners are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). The internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The general partners and their respective managements conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, the general partners concluded its internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the partnership's independent registered public accounting firm regarding internal control over financial reporting. The general partner’s report was not subject to attestation by the partnership's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission permitting the partnership to provide only the general partner’s report in this annual report.

Changes to Internal Control Over Financial Reporting.

There have not been any changes in the partnership’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the partnership’s internal control over financial reporting.

Exhibit B

Exhibit 31.1

GENERAL PARTNER CERTIFICATION

I, Michael R. Burwell, certify that:

1.	I have reviewed this annual report on Form 10-K of Redwood Mortgage Investors VIII, a California Limited Partnership (the “Registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the Registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ Michael R. Burwell
____________________________
Michael R. Burwell, General Partner
March 31, 2008

Exhibit 31.2

PRESIDENT AND CHIEF FINANCIAL OFFICER CERTIFICATION

I, Michael R. Burwell, certify that:

1.	I have reviewed this annual report on Form 10-K of Redwood Mortgage Investors VIII, a California Limited Partnership (the “Registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the Registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ Michael R. Burwell
___________________________
Michael R. Burwell, President and
Chief Financial Officer of Gymno
Corporation, General Partner
March 31, 2008